Exhibit 4.5
Description of Common Stock
General
Cumulus Media Inc. (the “Company”) has one class of securities, our Class A Common Stock, par value $0.0000001 per share, registered under Section 12 of the Securities Exchange Act of 1934, as amended. Our authorized capital stock consists of 100,000,000 shares of Class A common stock, 100,000,000 shares of Class B common stock and 100,000,000 shares of preferred stock.
The following description of our common stock is a summary. This summary is subject to the General Corporation Law of the State of Delaware (the “DGCL”) and the complete text of the Company’s amended and restated certificate of incorporation, as amended (the “Charter”), and amended and restated bylaws (the “Bylaws”), which are filed as Exhibits 3.1 and 3.2, respectively, to our Annual Report on Form 10-K. We encourage you to read those materials carefully.
Voting Rights
Subject to any voting rights granted to preferred stock that may be outstanding from time to time, each share of the Company’s Class A common stock shall be entitled to one vote per share on each matter submitted to a vote of the Company’s stockholders. Except as provided below and as otherwise required by the Charter, Bylaws or by applicable law, the holders of Class A common stock shall vote together as one class on all matters submitted to a vote of stockholders generally (or if any holders of shares of preferred stock are entitled to vote together with the holders of common stock, as a single class with such holders of shares of preferred stock).
Holders of Class B common stock are generally not entitled to vote such shares on matters submitted to a vote of the Company’s stockholders. Notwithstanding the foregoing, holders of Class B common stock are entitled to one vote per share of Class B common stock, voting as a separate class, on any proposed amendment or modification of any specific rights or obligations that affect holders of Class B common stock and that do not similarly affect the rights or obligations of the holders of Class A common stock. In addition, holders of Class B common stock are entitled to one vote per share of Class B common stock, voting together with the holders of Class A common stock, on each of the following matters, if and only if any such matter is submitted to a vote of the stockholders (provided that the Company may take action on any of the following without a vote of the stockholders to the extent permitted by law):

a)	the retention or dismissal of outside auditors by the Company;
b)	any dividends or distributions to the stockholders of the Company;
c)	any material sale of assets, recapitalization, merger, business combination, consolidation, exchange of stock or other similar reorganization involving the Company or any of its subsidiaries;
d)	the adoption of any new or amended Charter;
e)
other than in connection with any management equity or similar plan adopted by the Board of Directors (the “Board”), any authorization or issuance of equity interests, or any security or instrument convertible into or exchangeable for equity interests, in the Company or any of its subsidiaries; and

f)	the liquidation of the Company or any of its subsidiaries.

The holders of a majority of the shares of common stock issued and outstanding and entitled to vote, and present in person or represented by proxy, will constitute a quorum for the transaction of business at all meetings of the stockholders.
The Charter and Bylaws do not provide for cumulative voting. All directors are elected annually. The holders of a plurality of the shares of common stock entitled to vote and present in person or represented by proxy at any meeting at which a quorum is present called for the purpose of electing directors will be entitled to elect the directors of the Company. Subject to any applicable heightened voting requirements under the DGCL, all other business must be approved by the holders of a majority of the shares of common stock issued and outstanding and entitled to vote, and present in person or represented by proxy.

Dividend Rights
Subject to the preferences applicable to any preferred stock outstanding at any time, if any, the holders of shares of common stock shall be entitled to receive such dividends and other distributions in cash, property or shares of stock as may be declared thereon by the Board from time to time out of the assets or funds legally available; except that in the case of dividends or other distributions payable on the Class A common stock or Class B common stock in shares of such stock, including distributions pursuant to stock splits or dividends, only Class A common stock will be distributed with respect to Class A common stock and only Class B common stock will be distributed with respect to Class B common stock. In no event will any of the Class A common stock or Class B common stock be split, divided or combined unless each other class is proportionately split, divided or combined.
Preferred Stock
The Charter provides that the Board may, by resolution, establish one or more classes or series of preferred stock having the number of shares and relative voting rights, designations and other rights, preferences, and limitations as may be fixed by them without further stockholder approval. The holders of any such preferred stock may be entitled to preferences over holders of common stock with respect to dividends, or upon a liquidation, dissolution, or the Company’s winding up, in such amounts as are established by the resolutions of the Board approving the issuance of such shares.
The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the holders and may adversely affect voting and other rights of holders of common stock. In addition, the issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding shares of common stock. The Charter provides that the Board may not issue any preferred stock for the purpose of implementing any shareholder rights plan unless within one hundred and twenty (120) days thereof such shareholder rights plan shall have been ratified by the affirmative vote of at least a majority of the total voting power of the outstanding shares of common stock entitled to vote on such matters (voting as a class).
Rights and Preferences
No holder of common stock has any preemptive right to subscribe for any shares of the Company’s capital stock issuable in the future. All outstanding shares of common stock are validly issued, fully paid and non-assessable. Our common stock has no preemptive, redemption, conversion, sinking fund, or subscription rights.
Liquidation Rights
If the Company is liquidated (either partially or completely), dissolved or wound up, whether voluntarily or involuntarily, the holders of common stock shall be entitled to share ratably in the Company’s net assets remaining after payment of all liquidation preferences, if any, applicable to any outstanding preferred stock.
Special Meeting; Action by Written Consent
Special meetings of stockholders may be called by a resolution of the Board or by the Board upon demand in accordance with the procedures set forth in the Bylaws of holders of record of shares representing at least 25% of all the votes entitled to be cast on any issue proposed to be considered at such special meeting. The Charter provides that all actions of the stockholders must be taken at an annual or special meeting and may not be taken by written consent without a meeting.
Advance notice procedures for stockholder proposals and director nominations
Our Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our Board. Stockholders at our annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting.
Delaware Anti-Takeover Law
The Company is not subject to Section 203 of the DGCL.

Transfer Agent and Registrar
The transfer agent for the Company’s common stock is Computershare Trust Company, N.A.
Listing of Common Stock
The Class A common stock is listed on the NASDAQ Stock Market LLC under the symbol “CMLS.”
Exclusive Forum
Our Charter provide that, unless we consent in writing to the selection of another forum, the Court of Chancery of the State of Delaware shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the DGCL, the Charter or the Bylaws, or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ bylaws and certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any action, a court could find the choice of forum provisions contained in our Bylaws to be inapplicable or unenforceable in such action.
Restrictions on Ownership
To the extent necessary to comply with the Communications Act of 1934, as amended (the “Communications Act”) and rules, regulations or policies of the Federal Communications Commission (the “FCC Regulations”), the Board may (i) take any action it believes necessary to prohibit the ownership or voting of more than 22.50% (or such higher number as may be approved by the FCC from time to time) of the Company’s outstanding capital stock by or for the account of aliens or their representatives or by a foreign government or representative thereof or by any entity organized under the laws of a foreign country (collectively “Aliens”), or by any other entity (a) that is subject to or deemed to be subject to control by Aliens on a de jure or de facto basis or (b) owned by, or held for the benefit of, Aliens in a manner that would cause the Company to be in violation of the Communications Act or FCC Regulations; (ii) prohibit any transfer of the Company’s stock which the Company believes could cause more than 22.50% (or such higher number as may be approved by the FCC from time to time) of the Company’s outstanding capital stock to be owned or voted, directly or indirectly, by or for any person or entity identified in the foregoing clause (i); (iii) prohibit the ownership, voting or transfer of any portion of its outstanding capital stock to the extent the ownership, voting or transfer of such portion would cause the Company to violate or would otherwise result in violation of any provision of the Communications Act or FCC Regulations; (iv) redeem capital stock to the extent necessary to bring the Company into compliance with the Communications Act or FCC Regulations or to prevent the loss or impairment of any of the Company’s FCC licenses, (v) require disclosure to the Company by any stockholder of the Company if such stockholder’s ownership of the capital stock would result in 5% or more of the Company’s capital stock being owned or voted, directly or indirectly, by any person or entity identified in the foregoing clause (i), and (vi) require that any stockholder of the Company provide such information as the Company deems necessary or appropriate to effect the foregoing.